

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Tetsuo Mukunoki
Legal Counsel
NEC Corporation
7-1, Shiba 5-chome
Minato-ku, Tokyo 108-8001
Japan

> **Re: NEC Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form 20-F**
> **Filed June 9, 2020**
> **File No. 000-12713**

Dear Mr. Mukunoki:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 28, 2020.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 20-F

Recent Developments
Coronavirus, page 47

1. We note your response to prior comment 2. Please include your reasonably known anticipated effects of COVID-19 on your results of operations and financial condition beyond March 31, 2020. For further guidance, see Item 5.D of Form 20FR.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Tetsuo Mukunoki
NEC Corporation
June 19, 2020
Page 2

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology

cc: Michael Young